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Vf 4-2-02

02019502

[UNI]TED STATES
[SECURITIES AND] EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5 (A)
PART III

SEC FILE NUMBER
8- 37927

RECEIVED MAR 26 2002 365

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2001 (MM/DD/YY) AND ENDING December 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

XCU Capital Corporation, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5962 La Place Court, Suite 210
(No. and Street)

Carlsbad, CA 92008-8807
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Nichole C. Josephson (760) 603-0324
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Peterson & Co., CPAs
(Name — *if individual, state last, first, middle name*)

3655 Nobel Drive, Suite 500, San Diego, CA 92122
(Address) (City) (State) (Zip Code)

PROCESSED
APR 05 2002
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

Vf 4-4-02

OATH OR AFFIRMATION

I, Nichole C. Josephson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of XCII Capital Corporations, Inc., as of December 31, ~~19~~ 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

CLAUDIA LEE
Commission # 1270855
Notary Public - California
San Diego County
My Comm. Expires Jul 16, 2004

Nichole Josephson
Signature

V.P. finance
Title

Claudia Lee
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☐ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

XCU Capital Corporation, Inc.

Financial Statements with Schedules

For the Years Ended December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

PETERSON & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A Partnership of Professional Corporations
Richard E. Evans ◆ Thomas J. Brady ◆ Teofilo C. Reynoso ◆ David W. Cortney ◆ James Anthony Ande

INDEPENDENT AUDITORS' REPORT

The Board of Directors
XCU Capital Corporation, Inc.

We have audited the accompanying statements of financial condition of XCU Capital Corporation, Inc., a California corporation, as of December 31, 2001 and 2000, and the related statements of operations, changes in shareholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of XCU Capital Corporation, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson & Co.

PETERSON & CO.

February 14, 2002

3655 Nobel Drive, Suite 500, San Diego, California 92122 ◆ Phone (858) 597-4100 ◆ Fax (858) 597-4111
San Diego ◆ Ramona
E-mail: info@petersonco.com ◆ Web site: www.petersonco.com
Members: American Institute of Certified Public Accountants ◆ California Society of Public Accountants

XCU CAPITAL CORPORATION, INC.
STATEMENTS OF FINANCIAL CONDITION
December 31, 2001 and 2000

	2001	2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 295,875	$ 189,580
Commissions receivable, net of allowance for doubtful accounts of $0 in 2001 and 2000	319,131	144,101
Due from XCU Corporation, Inc.	6,566	5,766
Income tax receivable	5,860	16,200
Prepaid expenses	81,105	110,878
Deferred tax assets	33,500	-
Total current assets	742,037	466,525
PROPERTY AND EQUIPMENT, NET	79,049	90,885
OTHER ASSETS		
Investments	99,730	195,800
Other assets	9,699	9,699
Total other assets	109,429	205,499
Total assets	$ 930,515	$ 762,909
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 227,996	$ 227,849
Commissions payable	230,468	160,235
Deferred tax liabilities	-	5,200
Total current liabilities	458,464	393,284
NON-CURRENT LIABILITIES		
Loan payable	150,000	-
Total liabilities	608,464	393,284
SHAREHOLDERS' EQUITY		
Common stock ($10 par value; 100,000 shares authorized; 13,000 issued and outstanding)	130,000	130,000
Additional paid-in capital	320,000	180,000
Accumulated (deficit) earnings	(127,949)	59,625
Total shareholders' equity	322,051	369,625
Total liabilities and shareholders' equity	$ 930,515	$ 762,909

The accompanying notes are an integral part of these financial statements.

XCU CAPITAL CORPORATION, INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2001 and 2000

	2001	2000
REVENUES		
Commission income	$ 8,130,829	$ 8,721,252
Commission and clearing expense	5,211,501	5,962,008
Gross profit	2,919,328	2,759,244
OPERATING EXPENSES		
Selling, general and administrative expenses	1,971,908	1,759,142
Salaries and wages	1,136,822	980,017
Depreciation and amortization	55,545	45,639
Professional fees	17,310	14,535
Total operating expenses	3,181,585	2,799,333
Loss from operations	(262,257)	(40,089)
OTHER INCOME		
Interest income	35,715	33,835
Loss before provision for income taxes	(226,542)	(6,254)
(Benefit) provision for income taxes	(38,968)	2,130
NET LOSS	$ (187,574)	$ (8,384)

The accompanying notes are an integral part of these financial statements.

XCU CAPITAL CORPORATION, INC.
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
For the Years Ended December 31, 2001 and 2000

	Common Stock		Additional Paid-in	Accumulated (Deficit)	
	Shares	Amount	Capital	Earnings	Total
Balance, December 31, 1999	13,000	$ 130,000	$ 180,000	$ 68,009	$ 378,009
Net loss	-	-	-	(8,384)	(8,384)
Balance, December 31, 2000	13,000	130,000	180,000	59,625	369,625
Capital Contribution			140,000		140,000
Net loss	-	-	-	(187,574)	(187,574)
Balance, December 31, 2001	13,000	$ 130,000	$ 320,000	$ (127,949)	$ 322,051

The accompanying notes are an integral part of these financial statements.

XCU CAPITAL CORPORATION, INC.
STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
For the Years Ended December 31, 2001 and 2000

Liabilities surbordinated to claims of general creditors - notes payable to related party, December 31, 2000	$ -
Increases	150,000
Decreases	-
Liabilities surbordinated to claims of general creditors - notes payable to related party, December 31, 2001	$ 150,000

The accompanying notes are an integral part of these financial statements.

XCU CAPITAL CORPORATION, INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2001 and 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (187,574)	$ (8,384)
Adjustments to reconcile net loss		
to net cash used in operations		
Depreciation and amortization	55,545	45,639
Loss on disposal of equipment	-	1,565
Amortization of discounts	(5,535)	(11,769)
Decrease (increase) in assets:		
Commission receivable	(175,030)	41,995
Prepaids and other assets	29,773	(44,280)
Due from XCU Corporation, Inc.	(800)	19,884
Income taxes receivable	10,340	(15,300)
Deferred tax assets	(33,500)	-
Increase (decrease) in liabilities:		
Commissions payable	70,233	(121,008)
Accounts payable and accrued expenses	147	64,037
Deferred tax liabilities	(5,200)	(400)
Net cash used in operating activities	(241,601)	(28,021)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of capital assets	(43,709)	(65,135)
Proceeds from maturities of investment securities	200,000	400,000
Purchase of investments	(98,395)	(386,751)
Net cash provided by (used in) investing activities	57,896	(51,886)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from loan	150,000	-
Capital contribution	140,000	-
Net cash provided in financing activities	290,000	-
Net increase (decrease) in cash	106,295	(79,907)
Cash, beginning of year	189,580	269,487
Cash, end of year	$ 295,875	$ 189,580
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ -	$ -
Income taxes paid	$ 1,792	$ 800

The accompanying notes are an integral part of these financial statements.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

XCU Capital Corporation, Inc. (the "Company") was incorporated on April 20, 1987, under the laws of the State of California as a broker/dealer of securities registered under the Securities and Exchange Act of 1934 and is a wholly owned subsidiary of XCU Corporation, Inc. The Company is a member of the National Association of Securities Dealers and is registered with the Securities and Exchange Commission ("SEC"). The Company has entered into a clearing agreement with Bank of New York ("BNY"), wherein the Company introduces customers to BNY and BNY will carry the customer accounts and receive customer securities and funds. BNY will also execute on an agency basis securities transaction orders on national securities exchanges. The Company's revenues are derived primarily from direct sales of mutual funds and variable annuities.

Cash and Cash Equivalents

The Company considers all investments with an original maturity of three months or less on their acquisition date to be cash equivalents.

Commission, Revenue and Expense Recognition

Commission revenues and related commission expenses are recognized on a settlement date basis.

Property and Equipment

Property and equipment are stated at cost and are depreciated principally on the straight-line method over the estimated useful lives of the individual assets. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America and, as such, include amounts based on estimates and judgments of management with consideration given to materiality. Actual results could differ from those estimates.

Advertising

Advertising costs incurred for major new campaigns are expensed in the year in which the advertising takes place. Other advertising costs are expensed when incurred. Advertising expense for the years ended December 31, 2001and 2000 was $3,225 and $3,250, respectively.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities.

Financial Instruments

The Company has a number of financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2001 and 2000, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying statements of financial condition. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies.

Reclassifications

Certain prior year amounts have been reclassified to conform to fiscal 2001 presentation. These changes had no impact on previously reported results of operations or shareholders' equity.

NOTE 2 - NET CAPITAL REQUIREMENTS

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, as amended, which requires that the ratio of aggregate indebtedness to net capital, as defined, not exceed 15 to 1, and that the Company maintain minimum net capital of $50,000. At December 31, 2001, the amount of net capital exceeds the minimum amount required by $199,604 and the ratio of aggregate indebtedness to net capital is 1.84 to 1.

The Company does not carry customer accounts, nor does it hold customer securities or cash. Therefore, it is exempt from Rules 15c3-3 and 17a-13 under the Securities Exchange Act of 1934.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2001and 2000 consist of the following:

	2001	2000
Furniture	$ 88,685	$ 86,019
Computers and software	201,243	161,330
Leasehold improvement	8,653	7,524
Subtotal	298,581	254,873
Less accumulated depreciation and amortization	(219,532)	(163,988)
	$ 79,049	$ 90,885

Depreciation and amortization expense was $55,545 in 2001 and $45,639 in 2000.

NOTE 4 - INCOME TAXES

The significant components of deferred income tax liabilities and assets as of December 31, 2001 and 2000 are as follows:

	2001	2000
Deferred tax assets		
Accumulated depreciation	$ 900	$ -
Contribution carryover	2,000	2,800
Net operating loss	32,200	500
State income taxes	-	500
	35,100	3,800
Deferred tax liabilities		
Accumulated depreciation	-	(9,000)
State income taxes	(1,600)	-
	(1,600)	(9,000)
Net deferred income tax asset (liability)	$ 33,500	$ (5,200)

NOTE 4 - INCOME TAXES (Continued)

The (benefit) provision for income taxes in the accompanying statements of operations are comprised of the following:

	2001	2000
Current		
Federal	$ (2,060)	$ 1,700
State	1,792	800
Total current	(268)	2,500
Deferred		
Federal	(39,200)	(1,500)
State	(9,500)	1,130
Total deferred	(38,700)	(370)
(Benefit) provision for Income Taxes	$ (38,968)	$ 2,130

Deferred income taxes result from the recognition of certain income and expense items for tax purposes in different years than for financial reporting purposes.

NOTE 5 - RELATED PARTY TRANSACTIONS

XCU Corporation, Inc. is the holding company of the Company and Focus Insurance Agency, Inc. XCU Corporation, Inc. and is a 99% owned service organization of Xerox Federal Credit Union ("XFCU"), and 1% by Michigan Educational Credit Union, ("Michigan ED"). The Company has entered into an agreement with XFCU and Michigan ED, which allows the Company to operate its brokerage program on their premises. Under the terms of the agreements, the greater of a minimum base rent or a variable rent amount based on gross income is paid by the Company to XFCU. The Company pays 23.75% of the commissions generated by XFCU, and 90% of the commissions, 23.75% effective July 1, 2001 generated by Michigan ED to each of them.

XFCU is the primary financial institution for the Company and also provides certain personnel services, the cost of which is reimbursed by the Company.

NOTE 5 - RELATED PARTY TRANSACTIONS (Continued)

The following are related party transactions and year-end balances:

	2001	2000
Commission receivable	$ 301,239	$ 99,365
Accounts payable and other accrued expenses	96,789	119,631
Commissions payable	-	5,543
Rent expense	985,625	767,658
Personnel expense	24,122	82,705

On December 28, 2001, the Company received a nine and a half percent (9.5%) subordinated loan from XFCU in the amount of $150,000. The payment of principal and interest is subordinate to all present and future claims of creditors of XCU Capital Corporation, Inc. The loan is due on December 28, 2003 and may not be prepaid without the consent of the National Association of Securities Dealers, Inc. and not before December 28, 2002.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

The Company has a line of credit agreement with Xerox Federal Credit Union under which it may borrow up to $25,000. The line is secured by the Company's receivables. There was no outstanding balance at December 31, 2001. The borrowing rate of interest was 8.5%.

The Company leases office space in Carlsbad, California under a sixty-six (66) month operating lease expiring July 31, 2005. The following is a schedule of future minimum rental payments.

Year ending December 31,	
2002	$ 112,372
2003	115,536
2004	116,541
2005	67,623
	$ 412,072

Rent expense was $112,022 in 2001 and $87,912 in 2000.

NOTE 7 – CONCENTRATION OF CREDIT RISK

Cash held by the Company's clearing agent is not insured. The cash is placed with a high-credit, quality clearing agent. The Company believes no significant credit risk exists.

NOTE 8 – INVESTMENTS

The fair value of investments is as follows:

	Maturity Date	December 31, 2001	December 31, 2000
U.S. Government Securities			
U.S. Treasury Bills	02/28/02	$ 99,730	$ -
U.S. Treasury Bills	02/15/01	-	99,310
U.S. Treasury Bills	08/30/01	-	96,490
Total investments		$ 99,730	$ 195,800

The Company clears security transactions through the Bank of New York, and is required to maintain a deposit of U.S. Government securities. The amount of restricted investments was $99,730 and $96,490 in 2001 and 2000, respectively.

NOTE 9 – PROFIT SHARING PLAN

Effective January 1, 2001, the Company's Board of Directors adopted a qualified 401(K) Profit Sharing Plan (the "Plan"). All employees, with one or more years of employment and 21 years of age or older, are eligible to participate in the Plan. The Plan allows participants to make pretax contributions that are matched by the Company. The Company's profit sharing contributions and matching contributions are discretionary and was $37,110 for the year ended December 31, 2001

SCHEDULE I

XCU CAPITAL CORPORATION, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 of the Securities and Exchange Commission
As of December 31, 2001

NET CAPITAL		
Total stockholders' equity	$	322,051
Additions:		
Subordinated Loan		150,000
		472,051
Deductions:		
Other		7,566
Property and equipment, net		79,049
Prepaid expenses		120,465
Other assets		9,699
Haircuts on securities		5,668
Total deductions		222,447
Net capital	$	249,604
AGGREGATE INDEBTEDNESS		
Total liabilities	$	458,464
Deductions		-
Total aggregate indebtedness	$	458,464
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT, minimum net capital required (6-2/3% of aggregate indebtedness or $50,000, whichever is greater)	$	50,000
EXCESS NET CAPITAL	$	199,604
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.84 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (included in Part II of Form X-17A-5 as of December 31, 2001)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report	$	249,604
Audit adjustments, net		-
Net capital per above	$	249,604

See Independent Auditors' report.

SCHEDULE II

XCU CAPITAL CORPORATION, INC.
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of DECEMBER 31, 2001

Credit balances		
Free credit balances and other credit balances in customers' security accounts (including nonregulated commodity)	$	-
Monies borrowed collateralized by securities carried for the accounts of customers		-
Monies payable against customers' securities loaned		-
Customers' securities failed to receive (including credit balances in continuous net settlement accounts)		-
Credit balances in firm accounts that are attributable to principal sales to customers		-
Market value of stock dividends, stock splits, and similar distributions receivable outstanding over thirty calendar days		-
Market value of short security count differences over thirty calendar days old		-
Market value of short securities and credits (not to be offset by "longs" or by debits) in all suspense accounts over thirty calendar days		-
Market value of securities that are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer		-
Total credit items		-
Debit balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to rule 15c3-3		-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than 30 calendar days (including debit balances in continuous net settlement accounts)		-
Other		-
Gross debits		-
Less 3 percent charge		-
Total debit items	$	-
Excess of total credits over total debits	$	-

The Company does not carry customer accounts, therefore, we are not required to compute reserve requirements in Part IIA of Form X-17a-5. (Note 2.)

See Independent Auditors' report.

SCHEDULE III

XCU CAPITAL CORPORATION, INC.
INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
As of DECEMBER 31, 2001

1.	Customer's fully paid and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under rule 15c3-3):	$ -
	A. Number of items	NONE
2.	Customer's fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.	$ -
	A. Number of items	NONE

See Independent Auditors' report.

SCHEDULE IV

XCU CAPITAL CORPORATION, INC.
SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTIONS ACCOUNTS
As of DECEMBER 31, 2001

Segregation requirements		
Net ledger balance:		
Cash	$	-
Securities (at market)		-
Net unrealized profit (loss) in open future contracts		-
Exchange traded options:		
Add: market value of open option contracts purchased on a contract market		-
Deduct: market value of open option contracts granted (sold) on a contract market		-
Net equity (deficit)		-
Add: accounts liquidating to a deficit and accounts with debit balances with no open trades		-
Amount required to be segregated		-
Funds on deposit in segregation		
Deposited in segregated funds bank accounts:		
Cash		-
Securities representing investments of customers' funds (at market)		-
Securities held for customers in lieu of cash margins (at market)		-
Margins on deposit with clearing organizations of contracts markets:		
Cash		-
Securities representing investments of customers' funds (at market)		-
Settlement due from (to) contract market clearing organization		-
Exchange traded options:		
Add: unrealized receivables for option contracts purchased on contract markets		-
Deduct: unrealized obligations for option contracts granted (sold) on contract markets		-
Net equities with other FCMS		-
Total amount in segregation		-
Excess funds (insufficiency) in segregation	$	-

See Independent Auditors' report.

SUPPLEMENTARY SCHEDULES

PETERSON & CO.
CERTIFIED PUBLIC ACCOUNTANTS
A Partnership of Professional Corporations
Richard E. Evans ◆ Thomas J. Brady ◆ Teofilo C. Reynoso ◆ David W. Cortney ◆ James Anthony Ande

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY RULE 17A-5 OF THE SECURITIES AND EXCHANGE COMMISSION

The Board of Directors
XCU Capital Corporation, Inc.

In planning and performing our audits of the financial statements of XCU Capital Corporation, Inc. for the years ended December 31, 2001 and 2000, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure. Among the elements of the internal control structure that we considered are the accounting system and control procedures, including procedures for safeguarding securities.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by XCU Capital Corporation, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3. We did not study the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (iii) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3 because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and transactions are executed in

3655 Nobel Drive, Suite 500, San Diego, California 92122 ◆ Phone (858) 597-4100 ◆ Fax (858) 597-4111
San Diego ◆ Ramona
E-mail: info@petersonco.com ◆ Web site: www.petersonco.com
Members: American Institute of Certified Public Accountants ◆ California Society of Public Accountants

accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of the structure to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of the design and operation of policies and procedures may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the accounting system and control procedures that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 and 2000, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and the National Association of Securities Dealers, Inc.

Peterson & Co.

PETERSON & CO.

February 14, 2002